Marsh U.S. Consumer a service of Seabury & Smith, Inc. 12421 Meredith Drive Urbandale, IA, 50398

Appointed Producer for National Union Fire Ins of Pittsburgh.

FINAL BINDER OF INSURANCE CONFIRMATION LETTER

December 14, 2012

Drexel Hamilton Mutual Funds

Attn: Andrew Bang

45 Rockefeller Plaza, Suite 2000

New York, NY 10111

RE:	Named Insured:	Drexel Hamilton Mutual Funds

	Principal Address:	Attn: Andrew Bang
45 Rockefeller Plaza, Suite 2000
New York, NY 10111

Bond Type: Investment Company Blanket Bond 41206 (9/84)

Insurance Carrier: National Union Fire Ins of Pittsburgh

Insurance Carrier Address:, New York, NY .

Bond # 6214355

Bond Period: from December 21, 2012 to December 21, 2013

NOTICE: THESE POLICY FORMS AND THE APPLICABLE RATES ARE EXEMPT FROM THE FILING REQUIREMENTS OF THE NEW YORK STATE INSURANCE DEPARTMENT. HOWEVER, SUCH FORMS AND RATES MUST MEET THE MINIMUM STANDARDS OF THE NEW YORK INSURANCE LAW AND REGULATIONS.

Dear Mr. Bang:

On behalf of National Union Fire Ins of Pittsburgh (hereinafter “Insurer”), I am pleased to confirm the binding of coverage in accordance with our agreement as set forth below and subject to the conditions set forth herein. Please review this Binder for accuracy and contact us prior to the effective date of policy coverage of any inaccuracy(ies) found within the issued Binder. If we do not hear from you prior to the effective date of policy coverage, it will be understood that this Binder has been accepted as an accurate description of the agreed upon terms of coverage.

***IMPORTANT POLICY ISSUANCE VERIFICATION***

A policy will be issued with the name and address of the Insured exactly as referenced in the “Policy Information” Section of this Binder. If this information is inaccurate, please advise us immediately.

LEADERSHIP, KNOWLEDGE, SOLUTIONS...WORLDWIDE.

POLICY INFORMATION

INSURED: Drexel Hamilton Mutual Funds

INSURED’S ADDRESS: Attn: Andrew Bang, New York, NY 10111

TYPE OF BOND: Investment Company Blanket Bond

BASIC FORM: 41206 (9/84)

INSURANCE COMPANY: National Union Fire Ins of Pittsburgh

BOND NUMBER: 6214355

EFFECTIVE DATE : December 21, 2012 EXPIRATION DATE: December 21, 2013

Insuring Agreement	Limit of Liability	Deductible

(A)-FIDELITY	$400,000	$0
(B)-AUDIT EXPENSE	$25,000	$5,000
(C)-ON PREMISES	$400,000	$5,000
(D)-IN TRANSIT	$400,000	$5,000
(E)-FORGERY OR ALTERATION	$400,000	$5,000
(F)-SECURITIES	$400,000	$5,000
(G)-COUNTERFEIT CURRENCY	$400,000	$5,000
(H)-STOP PAYMENT	$25,000	$5,000
(I)-UNCOLLECTIBLE ITEMS OF	$25,000	$5,000
DEPOSIT

Optional Insuring Agreements and

Coverages:

(J)-COMPUTER SYSTEMS FRAUD	$ 400,000	$5,000
(K)-UNAUTHORIZED SIGNATURES	$25,000	$5,000
(L)-AUTOMATED PHONE SYSTEMS	$400,000	$5,000
(M)- TELEFACSIMILE TRANSMISSIONS	$400,000	$5,000

OTHER TERMS:	Per Insurer quote/indication letter dated 12/04/2012

PREMIUM:	$1,083.00

Important Conditions of Binder: See Below

LEADERSHIP, KNOWLEDGE, SOLUTIONS...WORLDWIDE.

Investment Company Blanket Bond 41206 (9/84) will provide the basic contract. If you have not been previously provided with a copy of this bond form, a specimen is enclosed or will be provided at your request. Please read it carefully.

The following riders/endorsements will be added to the basic bond:

Form #	Ed Dt	Title
41206	9/84	Investment Company Blanket Bond
91222	12/09	Policyholder Notice
103012	10/09	Amendment to Termination
SR5538		List of Funds Rider 1
103003	10/09	Insuring Agreement J - Computer Systems
103004	10/09	Insuring Agreement K - Unauthorized Signatures
103014	10/09	Insuring Agreement L - Automated Phone System
103005	10/09	Insuring Agreement M - Telefacsimile Transmissions
103011	10/09	Omnibus Wording
TBD	TBD	Additional Insured Rider for Investment Advisor
89644	7/05	Coverage Territory - OFAC

CONDITIONS OF BINDER

When signed by the Insurer, the coverage described above is in effect from 12:01 AM of the Effective Date listed above to 12:01 AM of the Expiration Date listed above, pursuant to the terms, conditions and exclusions of the policy form listed above, any policy endorsements described above, and any modifications of such terms as described in this Binder. Unless otherwise indicated, this Binder may be canceled prior to the Effective Date by the Insured, or by the Broker on the behalf of the Insured, by written notice to the Insurer or by the surrender of this Binder stating when thereafter such cancellation shall be effective. Unless otherwise indicated, this Binder may be canceled by the Insurer prior to the Effective Date by sending written notice to the Insured at the address shown above stating when, not less than thirty days thereafter, such cancellation shall be effective. Unless otherwise indicated, this Binder may be canceled by the Insurer or by the Insured on or after the Effective Date in the same manner and upon the same terms and conditions applicable to cancellation of the policy form listed above. Issuance by the Insurer and acceptance by or on the behalf of the Insured of the policy shall render this Binder void except as indicated below.

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A condition precedent to coverage afforded by this Binder is that no material change in the risk occurs and no submission is made to the Insurer of a notice of loss or claim or circumstances that might give rise to a loss or a claim between the date of this Binder indicated above and the Effective Date of coverage.

Please note this Binder contains only a general description of coverages provided. For a detailed description of the terms and conditions of the bond referenced above, you must refer to the bond itself and any rider/endorsements thereto.

Deanna J. Cordea, CIC

Authorized Representative of National Union Fire Insurance Company

PREMIUM PAYMENT

Our accounting procedures require that payment be remitted within 30 days of the effective date of coverage or 15 days from the billing date, whichever is later.

Please return this form with your payment to:

Seabury & Smith, Inc.

Attn: PF1 FIN

PO Box 310293

Des Moines, IA 50331-0293

We appreciate your compliance with this procedure.

We appreciate your business and hope that we can be of further service to you in the future.

Sincerely,

Nick Kraft, AINS, ARM, CISR

Marsh US Consumer

LEADERSHIP, KNOWLEDGE, SOLUTIONS...WORLDWIDE.

JOINT INSURED FIDELITY BOND AGREEMENT

Agreement made as of December 7, 2012 by and among each investment company or investment adviser listed on Schedule I hereto (collectively, the “Insureds”).

WHEREAS, each Insured is either an investment company (each, a “Fund” and collectively, the “Funds”) registered under the Investment Company Act of 1940, as amended (the “1940 Act”) or an investment adviser registered under the Investment Advisers Act of 1940, as amended; and

WHEREAS, each Insured is covered as a joint insured under the Investment Company Fidelity Bond (the “Bond”) written by National Union Fire Insurance of Pittsburgh (bond number 6214355) in the amount of $400,000; and

WHEREAS, the parties have entered into this Agreement to comply with Rule 17g-1 promulgated by the Securities and Exchange Commission under the 1940 Act.

NOW THEREFORE IT IS HEREBY AGREED:

1. If any recovery is received under the Bond as a result of a loss sustained by a Fund and one or more other Insureds, the Fund shall receive an equitable and proportionate share of the recovery, but such recovery shall at least equal the amount which the Fund would have received had it provided and maintained a single insured bond with the minimum coverage required by paragraph (d)(1) of Rule 17g-1 under the 1940 Act.

2. This Agreement shall be binding upon and shall inure to benefit of any successor company of any of the undersigned, or any company into which any of the undersigned may be merged or with which it may be consolidated.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the date first above written.

Drexel Hamilton Investment Partners, LLC

By:
Andrew Bang
Managing Director

Drexel Hamilton Mutual Funds

By:
Andrew Bang
President

Schedule 1

Name of Adviser

Drexel Hamilton Investment Partners, LLC

Name of Fund

Drexel Hamilton Multi-Asset Real Return Fund

Drexel Hamilton Centre American Equity Fund

Drexel Hamilton Centre Global Equity Fund

Each a series of Drexel Hamilton Mutual Funds

ACTION ITEM

RESOLVED: That the Trust be named as an insured under the Investment Company Bond (“Bond”) having an aggregate coverage of $400,000.00, written by National Union Fire Insurance of Pittsburgh. against larceny and embezzlement and such other types of losses as are included in standard fidelity bonds, covering the officers and the other employees of the Trust from time to time, and containing such provisions as may be required by the rules promulgated under the 1940 Act; and

FURTHER RESOLVED: That it is the finding of the Board of Trustees and a majority of Independent Trustees, voting separately, that the Bond is reasonable in form and amount, having given due consideration to all relevant factors, including but not limited to, the value of the aggregate assets of the funds to which any such covered person under Rule 17g-1 may have access, the type and terms of the arrangements made for the custody and safekeeping of such assets, the nature of the securities in the funds’ portfolios, and the nature and size of the business activities of the Trust; and

FURTHER RESOLVED: That the premium on the Bond presented at this meeting is approved by a majority of Independent Trustees, taking all relevant factors into consideration, including but not limited to the amount of the bond and the amount of the premium for such bond; and

FURTHER RESOLVED: That any one officer of the Trust shall be designated as the officer who shall make the filings and give the notices required by paragraph (g) of said Rule 17g-1; and

FURTHER RESOLVED: That the officers of the Trust are authorized and directed to file copies of the aforesaid Bond with the Securities and Exchange Commission, to take such actions and execute such documents as may be necessary or appropriate to comply with the provisions of the 1940 Act, and the rules and regulations thereunder; and

FURTHER RESOLVED: That any and all actions of the officers of the Trust in connection with issuance and amendment of the Bond are hereby approved, ratified, and confirmed in all respects.